Filed by CVB Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: County Commerce Bank
Filer's SEC File No.: 0-10140

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

CVBF - Q4 2015 CVB Financial Corp Earnings Call

EVENT DATE/TIME: JANUARY 21, 2016 / 3:30PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 21, 2016 / 3:30PM, CVBF - Q4 2015 CVB Financial Corp Earnings Call

C O R P O R A T E  P A R T I C I P A N T S

Christina Carrabino CVB Financial Corporation - IR

Chris Myers CVB Financial Corporation - President and CEO

Rich Thomas CVB Financial Corporation - EVP and CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Matthew Clark Piper Jaffray - Analyst

Tim Coffey FIG Partners, LLC - Analyst

Julianna Balicka Keefe, Bruyette & Woods, Inc. - Analyst

Gary Tenner D.A. Davidson & Co. - Analyst

P R E S E N T A T I O N

Operator

Good morning, ladies and gentlemen, and welcome to the fourth-quarter and year-end 2015 CVB Financial Corporation and its subsidiary, Citizens Business Bank earnings conference call. My name is Mike and I’m your operator for today.

(Operator Instructions)

Please also note this event is being recorded. I would now like to turn the conference call and presentation over to your host for today’s call, Ms. Christina Carrabino. Ms. Carrabino, the floor is yours, ma’am.

Christina Carrabino - CVB Financial Corporation - IR

Thank you, Mike, and good morning, everyone. Thank you for joining us today to review our financial results for the fourth quarter and year end 2015. Joining me this morning are Chris Myers, President and Chief Executive Officer, and Rich Thomas, Executive Vice President and Chief Financial Officer. Our comments today will refer to the financial information that was included in the earnings announcement released yesterday. To obtain a copy please visit our website at www.cbbank.com and click on the investors tab.

Before we get started, let me remind you that today’s conference call will include some forward-looking statements. These forward-looking statements relate to, among other things, current plans, expectations, events, and industry trends that may affect the Company’s future operating results and financial position. Such statements involve risks and uncertainties in future activities, and results may differ materially from these expectations.

The speakers on this call claim the protection of the Safe Harbor Provisions contained in the Private Securities Litigation Reform Act of 1995. For a more complete discussion of the risks and uncertainties that may cause actual results to differ materially from our forward-looking statements, please see the Company’s annual report on Form 10-K for the year ended December 31, 2014, and in particular the information set forth in item 1A, Risk Factors therein. Now I will turn the call over to Chris Myers.

Chris Myers - CVB Financial Corporation - President and CEO

Thank you, Christina. Good morning, everyone, and thank you for joining us again this quarter. We ended 2015 with strong financial results for the fourth quarter. Yesterday we reported net earnings of $28.6 million, the second highest quarter on record, compared with $27.9 million for the third quarter of 2015 and $25.6 million for the year ago quarter. Earnings per share were $0.27 for the fourth quarter, compared with $0.26 for the third quarter and $0.24 for the year-ago quarter.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 21, 2016 / 3:30PM, CVBF - Q4 2015 CVB Financial Corp Earnings Call

During the fourth quarter we were able to share some exciting news about our Company. In December, Citizens Business Bank earned the ranking of Best Bank in America according to Forbes. Forbes rated the hundred largest banks in the United States based on 10 metrics related to asset quality, capital adequacy, growth, and profitability. Citizens Business Bank came out on top. Our team has worked hard to execute the long term strategy of our bank, which is to build and maintain relationships with the best small- to medium-size businesses and their owners in our geographic marketplace.

In October, we announced that we entered into a merger agreement with County Commerce Bank, pursuant to which County Commerce Bank will merge into Citizens Business Bank. We continue to be excited about this acquisition, as County Commerce Bank is a strong community bank with four branch locations in the greater Ventura County area, with approximately $250 million in assets. The acquisition is on track to close in the first quarter of 2016 as previously announced.

Net earnings were $99.1 million for the year -- for the year ended 2015, compared to $104 million for 2014 and $95.6 million for 2013. Diluted earnings per share were $0.93 for 2015 compared with $0.98 for 2014. Earnings for 2015 were impacted by $13.9 million of debt termination expense related to the prepayment of a $200 million fixed rate advance from the Federal Home Loan Bank. The advance was scheduled to mature in November 2016, and carried an interest rate of 4.52%. We repaid this advance in March 2015.

The fourth quarter represented our 155th consecutive quarter of profitability and 105th consecutive quarter of paying a cash dividend to our shareholders. Our tax equivalent net interest margin was 3.52% for the fourth quarter compared with 3.72% for the third quarter and 3.58% for the year-ago quarter. Total loans grew by $194.8 million, or 5.10% for the fourth quarter to $4.02 billion.

During the fourth quarter our commercial real estate loans increased by $68.3 million, our commercial and industrial loans increased by $19.8 million, single family residential mortgage loans increased by $12.1 million, construction loans increased by $11 million, agribusiness loans increased by $4.6 million, and our dairy and livestock loan portfolio increased by $89.1 million. The majority of the increase in dairy and livestock loans was seasonal, as most dairy owners choose to defer their milk checks into the first quarter of the following year and/or prepay their feed expenses. Excluding the dairy loans, loan total increased by $105.7 million for the quarter, or about 2.8%.

Our new loan productivity for 2015 was significantly stronger than 2014; however net loan growth was slowed by higher loan prepayments. Loan prepayment penalties totaled over $4.9 million for 2015 compared to $3 million for 2014. Loan prepayments slowed in the fourth quarter, as prepayment penalties totaled $547,000, a more normal level. The slowdown in loan prepayments was an important factor in achieving our fourth quarter loan growth.

In terms of loan quality, non-performing assets, defined as non-accrual loans plus OREO, were $28 million for the fourth quarter of 2015 compared with $30.6 million for the prior quarter. The allowance for loan and lease losses was $59.2 million, or 1.47% of total loans at December 31, 2015, compared with $59.1 million or 1.55% of total loans at September 30, 2015. Net recoveries on loans for the fourth quarter were $1.2 million. Net recoveries for the full year 2015 totaled $4.9 million. This represents our second consecutive year of net recoveries since 2006.

At December 31, 2015, we have loans delinquent 30 to 89 days of $1.4 million, or 0.04% of total loans. Classified loans for the fourth quarter were $76.9 million, an $8.7 million decrease from the prior quarter. This decrease was primarily due to upgrading $5.2 million of classified commercial real estate loans, $1.7 million of SBA loans, and $1.5 million of commercial and industrial loans. We will have more detailed information on classified loans available in our year-end Form 10-K.

Now, I’d like to discuss deposits. For the fourth quarter of 2015, our non-interest bearing deposits totaled $3.25 billion, compared with $3.30 billion for the prior quarter and $2.87 billion for the year-ago quarter. This represents a $54.8 million decrease, or 1.66% quarter-over-quarter, and a $383.8 million increase, or 13.39% year over year. Average non-interest bearing deposits were $3.32 billion for the fourth quarter of 2015, compared with $3.23 billion for the prior quarter and $2.96 billion for the same quarter a year ago. This represents a quarter-over-quarter average increase of 2.92% and an annual increase of 12.24%. Non-interest bearing deposits represented 54.93% of our total deposits at year end. Our total cost of deposits and customer repurchase agreements for the fourth quarter was 10 basis points, unchanged from the prior quarter.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 21, 2016 / 3:30PM, CVBF - Q4 2015 CVB Financial Corp Earnings Call

At December 31, 2015, our total deposits and customer repurchase agreements were $6.61 billion, compared with $6.17 billion for the same period a year ago and $6.57 billion at September 30, 2015. Average total deposits and customer repurchase agreements were $6.67 billion for the fourth quarter of 2015, compared with $6.59 billion for the prior quarter and $6.26 billion for the year-ago quarter. Our ongoing objective remains to maintain a low cost, stable source of funding for our loans and securities.

Interest income. Interest income for the fourth quarter of 2015 totaled $65.1 million, compared with $67.7 million for the third quarter of 2015. During the third quarter, we had one non-performing commercial real estate loan that was paid in full, resulting in a $2.8 million increase to interest income. This is what accounted for most of the difference. Non-interest income was $8.7 million for the fourth quarter of 2015, compared with $8.4 million for the third quarter of 2015.

Now expenses. We continued to closely monitor and manage our expenses. Non-interest expense for the fourth quarter was $31.9 million, compared with $32.7 million for the third quarter. Non-interest expense was 1.64% of average assets for the fourth quarter compared with 1.71% for the third quarter. Now, I’d like to turn the call over to Rich Thomas, our CFO, to discuss our effective tax rate, investment portfolio, and overall capital position. Rich?

Rich Thomas - CVB Financial Corporation - EVP and CFO

Thank, Chris. Good morning, everyone. Our effective tax rate was 30.48% for the fourth quarter. The overall tax rate for 2015 was 34.50%. As a result of our analysis of deferred tax items, a net benefit of approximately $1.6 million was recognized in the fourth quarter of 2015. Our estimated annual effective tax rate varies depending upon tax advantaged income as well as available tax credits.

Now to our investment portfolio. During the fourth quarter of 2015, we sold an average of approximately (technical difficulty) in overnight funds to the Federal Reserve and received a yield of approximately 27 basis points on collected balances. We also maintained an average of $33 million in short-term CDs and money-market accounts with other financial institutions, yielding approximately 76 basis points. At December 31, 2015, our combined available for sale and held to maturity investment securities totaled $3.22 billion, up $37.3 million from the third quarter of 2015.

Investment securities represented 41.97% of our total assets at quarter end. At quarter end investment securities for sale, available for sale, were $2.37 billion, and we had a pre-tax unrealized gain of $30.9 million. Virtually all of our mortgage backed securities are issued by Freddie Mac or Fannie Mae, which have the implied guarantee of the US government. At December 31, 2015, held to maturity investment securities totaled $851 million and consisted of $324.3 million of municipal securities, $293.3 million of government agency and government sponsored enterprises, and $233.3 million of mortgage-backed securities and collateralized mortgage obligations.

We continue to monitor the interest rate environment carefully, weighing current rates and overall interest rate risk. During the fourth quarter we purchased $196.6 million in mortgage-backed securities with an average yield of 2.09% and an average duration of approximately four years. Despite the low interest rate environment during the past year, prepayment speeds in our investment portfolio have somewhat stabilized. Based upon current interest rates, we are currently receiving approximately $35 million in monthly cash flow from our portfolio.

Now turning to our capital position. Shareholders’ equity increased $45.3 million in 2015. The year-over-year increase was due to $99.1 million in net earnings and $7.4 million of various stock-based compensation items. This was offset by $51 million in cash dividends and a $10.2 million decrease in unrealized gain on available for sale investment securities. Now I’ll turn the call back to Chris for some closing remarks.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 21, 2016 / 3:30PM, CVBF - Q4 2015 CVB Financial Corp Earnings Call

Chris Myers - CVB Financial Corporation - President and CEO

Thanks, Rich. Let’s talk about economic conditions. In terms of the dairy industry, milk future prices decreased during 2015 and profit margins narrowed. Notwithstanding, 2015 was still a profitable year for the US dairy industry. Milk future prices are expected to rise some time during 2016 in the United States, as the global demand for milk increases.

According to the California Department of Food and Agriculture, feed costs in California represented 58.1% of total milk production costs for the third quarter of 2015, down from 59.9% of total milk production costs for the second quarter of 2015 and 62.2% for the third quarter of 2014. Thanks to reported bumper corn and soybean crops for the past two years, dairy farmers saw a significant drop in feed prices. In looking forward, it remains difficult to project the future cost of feed as feed costs continue to be dependent upon many factors, one of which is weather.

In terms of the California drought, we continued to see little effect on a repayment of our loans due to the drought’s impact. Forecasters are predicting the El Nino effect will significantly lessen the impact of the drought. The snowpack level in California was 105% of normal at the end of 2015.

Oil prices continue to be a concern to the overall economy, as the price per barrel of oil has now dipped below $30. Citizens Business Bank has little lending exposure to the oil and gas segment, particularly production loans. Oil and gas production loans represented less than 0.25% of our total loan portfolio at year end.

Turning to other items related to the California economy. According to various economic reports, California’s economy remains on firm footing, with the labor market continuing to improve. California’s employment development division reported the unemployment rate was 5.7% in November 2015, compared with 5.8% in October and 7.2% back in November 2014.

Higher levels of employment and consistent job growth have led to higher incomes, which in turn have increased the demand for housing. New home starts are expected to increase by 3% in 2016. The Inland Empire, where our bank is headquartered, continued to make great strides in 2015. By the end of November 2015, employment in the region rose by more than 3% year over year.

In closing, we are very pleased with our 2015 financial results and feel we are well positioned to have a great year in 2016. We thank our employees for their continued hard work and dedication, our customers for their loyalty, our shareholders for their continued support and our Board of Directors for their ongoing guidance. As we move into 2016, we are externally focused on expanding our geographic footprint, both organically and through acquisitions. We are internally focused on quality loan growth, fee income expansion, continued strong core deposits, and overall operating efficiency. And that concludes today’s presentation. Now Rich and I will be happy to take any questions that you might have.

Q U E S T I O N S  A N D  A N S W E R S

Operator

Thank you, sir.

(Operator Instructions)

The first question we have comes from Matthew Clark of Piper Jaffray.

Matthew Clark - Piper Jaffray - Analyst

Good morning, guys.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 21, 2016 / 3:30PM, CVBF - Q4 2015 CVB Financial Corp Earnings Call

Chris Myers - CVB Financial Corporation - President and CEO

Good morning, Matt.

Matthew Clark - Piper Jaffray - Analyst

Maybe just first on expenses, you guys did a great job of managing that run rate lower this quarter. Just wanted to get a sense for whether or not there’s anything unusual in there and how we should think about that run rate going into the first quarter.

Chris Myers - CVB Financial Corporation - President and CEO

Yes, I think what also part of the expenses, we had about $400,000 in acquisition-related expenses in the fourth quarter that we’ll have at least that probably in the first quarter of 2016. But we look at that as non-recurring once we get through this acquisition cycle.

So yes, we did have a good expense quarter. Part of that was on the healthcare side, our medical benefits for employees, we tend to accrue throughout the year. And based on results and health performance of our people and so forth, we did not have to accrue what would be about $600,000 in the fourth quarter.

So that was a nice benefit for us as the results of our employees health I guess was a little better than expected. So that helped us not to accrue an additional $600,000 in the fourth quarter. So that was part of the equation.

Matthew Clark - Piper Jaffray - Analyst

And then any seasonality we should think about going into Q1?

Chris Myers - CVB Financial Corporation - President and CEO

No, I don’t think so. I think if you look at that $600,000 and then the $400,000 in acquisition expense, those things almost offset each other. So I think that run rate is pretty good.

I do think in 2016, we’re going to be spending more money on technology along the way. As I’ve said before, we’ve got -- we’re doing everything we can on the cyber security side, making sure we’re updating where we can update, and that’s going to cost more money.

But on the brick and mortar side we’re going to be able to reduce some of our brick and mortar, and I think that’s going to offset a good chunk of that. So I think you’ll see us continue to be efficient on the expense side.

Matthew Clark - Piper Jaffray - Analyst

Okay, great. And then in terms of new business and what you might be booking here in the first quarter, just trying to get a better sense with the flatter curve, tighter spreads what new business might be going on here in the first quarter relative to last?

Chris Myers - CVB Financial Corporation - President and CEO

Well, over the last year and a half we’ve spent a lot of time building out our organic teams and bringing in new teams to the bank. And we’ve had to trade some people back and forth in terms of hiring and firing, and we’re feeling really good about our new business productivity.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 21, 2016 / 3:30PM, CVBF - Q4 2015 CVB Financial Corp Earnings Call

2015 was the best year we’ve had in terms of total loans booked, from a commitment standpoint in the history of the Company, and some of that in the earlier part of the year was muted by higher prepayment speeds. That softened in the fourth quarter of 2015, as we -- I think we had about $546,000 in prepayment penalties, which was the smallest amount in any of our four quarters this year.

And so as long as prepayment speeds are moderated, I think we have a good shot of making our 2% per quarter growth goal for 2016. And if you really look at it -- if you take out dairy loans in the fourth quarter, we grew 2.8% in terms of loan growth, which would put us over a 10% run rate.

But first quarter is looking much better than it was last year. It tend to be a soft period of time for us, but our pipeline is good.

Matthew Clark - Piper Jaffray - Analyst

And pricing?

Chris Myers - CVB Financial Corporation - President and CEO

Pricing is going to remain competitive, no question about it. One of the things we’re looking at is if this 10-year treasury stays around 2% where it’s hovering I think right about now, we will probably do more interest rate swaps in 2016 than 2015 as the 0.25% increase in the Fed funds rate does give us a little bit more yield on those variable rate loans.

So we may trade variable rate loans for fixed rate loans by using a swap. That’s on a case-by-case basis point. We haven’t swapped any portion of our portfolio; that’s on a loan-by-loan basis.

Matthew Clark - Piper Jaffray - Analyst

Okay, but I guess on the new business I think last quarter, your new business was being booked about 40 to 50 basis points below that core loan yield. Is that -- has that widened a bit here in the first quarter?

Chris Myers - CVB Financial Corporation - President and CEO

Well, I don’t think so. I think what’s happened is if you look at our loan yield in the fourth quarter, I think it was around 4.50%, Rich, is that right?

Rich Thomas - CVB Financial Corporation - EVP and CFO

That’s right.

Chris Myers - CVB Financial Corporation - President and CEO

About 4.5%, and that’s kind of where we are running right now. And so most of the loans we’re booking are in the low 4%s, so I think that 50 basis points will crunch down a little bit if not.

It might be a 0.25% difference or something like that on an average basis from what we’ve been booking. So I don’t look at a huge yield change in our loan book for 2016, as I think we’ll also have some recoveries that will feed into that net interest income.

So we’re not projecting or we’re not providing guidance on that, but I would look for our loan yields to be fairly flat for 2016 on an aggregate basis, maybe a little bit softer overall.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 21, 2016 / 3:30PM, CVBF - Q4 2015 CVB Financial Corp Earnings Call

Matthew Clark - Piper Jaffray - Analyst

Okay, then just last one for me. Are you seeing anything among your distributions customers, manufacturing customers in terms of activity? Any slowdown, lower commodity prices, stronger dollar?

Chris Myers - CVB Financial Corporation - President and CEO

No. I mean, our businesses are doing very well, and we’re actually surprised by their profitability. And again, I have one or two luncheons where we bring in the top customers and prospects for each of our business financial centers, and I do one or two of those a month and listen to these business owners talk about their businesses, and most of them are very focused on margin.

They’re not so focused on revenue, but the revenues are still up year over year. So I think I’m very pleased with the way the economy is kind of day-to-day churning in our markets, despite the anarchy that’s going around the world right now in the stock market and everything. Day-to-day blocking and tackling it’s looking pretty good for us.

Matthew Clark - Piper Jaffray - Analyst

Great, thank you.

Operator

(Operator Instructions)

The next question we have comes from Tim Coffey of FIG Partners.

Tim Coffey - FIG Partners, LLC - Analyst

Thanks. Good morning, gentlemen.

Chris Myers - CVB Financial Corporation - President and CEO

Good morning, Tim.

Tim Coffey - FIG Partners, LLC - Analyst

Chris, as we get into 2016, is there any specific part of the loan book that you’re going to look to grow? Obviously you’ve done really well in commercial real estate and construction has come on the last couple quarters, but is there any kind of focus you’ll be looking at in 2016?

Chris Myers - CVB Financial Corporation - President and CEO

You know, I think we have established the segments we want to lend into. And so we’re looking for balanced growth along, proportional growth to the same thing we’ve done. We’re not looking to change anything.

I do think you’ll see construction loans grow in 2016 at a more rapid pace than we’ve seen in the last couple of years, but if you look at our construction portfolio right now it’s only about 1.5%, or maybe a little more than that of our total portfolio. I think you’ll see that grow in 2016.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 21, 2016 / 3:30PM, CVBF - Q4 2015 CVB Financial Corp Earnings Call

Single family residential, we’ve got aggressive growth rates for that, but that’s all customer stuff. Commercial real estate, C&I, agri business, dairy, those are equipment leasing, equipment financing, those are all the growth areas for the bank.

Multi-family housing we’ll continue to do that, but when you look at single family residential and multi-family housing it represents about 11% or 12% of our total loans. I think you’ll see that creep up a little bit more in 2016 proportionate to the overall loans. But no, it’s just about executing and about delivering all those products and services, particularly on the lending side, to our small to medium size business clients.

Tim Coffey - FIG Partners, LLC - Analyst

Okay. And turning to growth on the acquisition side. Do you see any benefit to doing these small deals like the one you have -- you are in the process of closing right now versus waiting to do a sizeable transaction?

Chris Myers - CVB Financial Corporation - President and CEO

Well, I think the deal we’re doing right now does not preclude us from doing a larger deal at the same time. And I’ve had discussions with the regulators about that and they’re supportive of us.

Now I don’t think they would want us to do two large transactions at the same time, but County Commerce Bank has $250 million in assets, if another opportunity came along right now I don’t think it would slow us down in any way, shape, or form. So we’re out there.

We’re looking, we’re talking, we’re having conversations. It’s got to be right for us. It’s got to fit what we do, and we’re very disciplined about our business model.

We’ve had a successful formula for a long, long time and we want to keep that community business bank, community banking focus, that business banking focus and then continue to expand our private banking wealth management sector as well.

Tim Coffey - FIG Partners, LLC - Analyst

All right, great, thanks, those were my questions.

Operator

The next question we have comes from Julianna Balicka of KBW.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Good morning.

Chris Myers - CVB Financial Corporation - President and CEO

Good morning.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 21, 2016 / 3:30PM, CVBF - Q4 2015 CVB Financial Corp Earnings Call

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

I just wanted to ask you for comments about commercial real estate growth and what you’re seeing in terms of underwriting. In regards to the regulatory statement from back in December, have you changed anything in your underwriting, or is that something that basically has been going on all year and the regulators are only playing catch up to what the good banks have already been doing?

Chris Myers - CVB Financial Corporation - President and CEO

You know, we saw that and we’re conscience of that too. And one of the things, and I said this I think on our last call maybe the call before, but one of the things that you have to be careful about in a rising real estate environment, particularly in commercial real estate, I guess residential real estate would apply as well, but you have to look -- what we’re doing is we’re underwriting loans and we are sticking to our advance rates that we normally would do.

So we haven’t increased our advance rates against appraised values for commercial real estate. However, the appraised values have gone up quite a bit.

So you have to make sure you keep the integrity of your debt service coverage intact, so that as these cap rates get lower and lower on real estate properties you’re not over-lending against the cash flow. So you have to look at that when you’re underwriting and we’re doing that.

The other thing we kind of do from a cautious test, is we also look at when we underwrite a property today we look at what was this property worth in 2009 and 2010, and how much are we really lending relative to that value? And that’s kind of the downside test, if you will.

So we’re looking at all those things when we underwrite. I think we’re doing a good job.

When we -- we will compete on price for lower loan to value loans in the commercial real estate segment. When we feel like we’re getting stretched on the credit side we prefer to move on to the next deal.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

That makes sense. And then in terms of commercial real estate by either property or submarket, are there any particular areas where you are incrementally more cautious on and/or where you still feel comfortable pursuing growth?

Chris Myers - CVB Financial Corporation - President and CEO

Yes, I mean, I think that where we’ve seen the coastal markets rebound and appear to rebound in a lot stronger way than the inland markets in California. So instead of dividing up California south to north, I think you divide it kind of east and west.

And so we’ve seen that. So we are a little bit more cautious as we look to lend dollars in more the eastern part of California, if you will, the inland parts of California.

But that’s also a case-by-case market. And that’s why we think it’s really important to lend into the geographic markets that we know. We know these markets, we’ve seen how they’ve operated for the past 40-plus years, and we need to use that knowledge in our lending to understand -- we have three recessions to go on, the ’80s, the ’90s and the most recent recession.

And we’ve seen what those properties do during those recessions. So we need to underwrite to that.

And that’s what we are trying to do. So I would say if there’s any general rule I think we feel a little bit more comfortable at times lending against commercial real estate and other properties that are a little closer to the water than we do the inland properties, but there are exceptions to that.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 21, 2016 / 3:30PM, CVBF - Q4 2015 CVB Financial Corp Earnings Call

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Okay, makes sense. And then one more question and I’ll step back. In terms of your Santa Barbara office which is now open, do you have anymore specific targets as to specific loan growth numbers or deposit growth numbers or anything that you hope see from them in 2016?

Chris Myers - CVB Financial Corporation - President and CEO

Well, they all have loan targets, but we don’t go out and say what their loan targets are for the year and our budget in that respect. But I do think the good news is that those two teams both in Oxnard and Santa Barbara and our LA team, which is now seasoned a year, and our San Diego team are all up and running, they’re all doing what they are supposed to be doing.

And so we feel like we’ve got them acclimated, they know the bank, they’re dealing with it, they’ve been seasoned here a little bit and we’re starting to see some of those results in the numbers. And one of the things I talked about in our press release was our loan growth was not just in those new areas, but it was really same-store sales loan growth throughout the organization. And this was really the best loan quarter in terms of dollars that we’ve had in a long time.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Very good. Thank you very much.

Operator

Next we have Gary Tenner of D.A. Davidson.

Gary Tenner - D.A. Davidson & Co. - Analyst

Good morning. Just a follow-up on sort of the newer market questions. I think last quarter on the call you’d noted that none of the newer markets had reached profitability.

I think LA at the time was the closest. Could you update on where things are in terms of that? And I guess particularly maybe comment on the San Diego market, which I think at the time maybe the development there had been a little slower than you’d hoped for?

Chris Myers - CVB Financial Corporation - President and CEO

Yes, and LA is running profitably right now. San Diego is getting very close to that as well.

We just hired a new regional manager for San Diego. He started at the beginning of the year; he replaced the regional manager that departed a couple months ago. So we’re excited to have him on board.

San Diego has got a good pipeline of loans right now. They’re still not technically profitable, but I would hope that they are profitable within what I said before, which is in the first two years of their operation, which would be by June of this year.

And then Oxnard is getting closer every single day. I would put the same timeframe on them. I would hope that they are profitable by June.

And Santa Barbara just opened so we’ll give them a little bit more time than by June. But all of them have great pipelines, and we’re really pleased about the momentum, and I think those are great markets for us.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 21, 2016 / 3:30PM, CVBF - Q4 2015 CVB Financial Corp Earnings Call

Gary Tenner - D.A. Davidson & Co. - Analyst

Okay, thank you very much.

Operator

Next we have a follow up from Matthew Clark of Piper Jaffray.

Matthew Clark - Piper Jaffray - Analyst

Yes, just on the securities portfolio, you mentioned $35 million a month of cash flow coming off it. Just curious as to what you might -- what the reinvestment rates might be getting these days, and whether or not you might be changing your strategy or just be a little bit more reluctant to put it back to work and maybe redeploy it to loans?

Chris Myers - CVB Financial Corporation - President and CEO

Yes, no, good question. And we did buy some securities in the fourth quarter and actually bought quite a bit of securities in the fourth quarter when rates were higher. Now that rates are lower where they are right now, we are not buying any mortgage-backed securities because the yield on those mortgage-backed securities compared to what we’ve been buying before is now below 2% and it’s real hard to digest that on a 15-year mortgage-backed security, which is mostly what we have been buying.

We are still looking at buying municipal securities; we’re in the market for those as those are longer-term holdings for us and I think have a higher -- they typically have a higher yield. So the good news though is with the loan growth that we’ve experienced that’s eating up a lot of our cash right now, and we actually -- we’re in the market borrowing overnight from the Fed for I think about 10 days of the last 20 days.

So we’re running our cash versus loan securities pretty efficiently right now. So no great plans to buy any securities in the near future. We don’t think we really need to, and we’re hoping those dollars, those excess dollars of the $35 million a month that spun off the securities portfolio is going to feed into loan growth.

Matthew Clark - Piper Jaffray - Analyst

Great, thanks.

Operator

(Operator Instructions)

At this time we are showing no further questions. We will go ahead and conclude today’s question-and-answer session. I’d now like to turn the conference back over to Mr. Chris Myers. Sir?

Chris Myers - CVB Financial Corporation - President and CEO

Great, thank you. One thing I wanted to mention is we kind of looked at four thing that were the drivers for us in the fourth quarter that we were particularly pleased with. First is our County Commerce Bank acquisition announcement.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 21, 2016 / 3:30PM, CVBF - Q4 2015 CVB Financial Corp Earnings Call

We should close that in the first quarter hopefully, I think the shareholder vote is next week on the 28th and we’re hoping that goes smoothly, and then try to close that 30 days or so later. Our Forbes’ number one ranking, we’re extremely proud of our ranking and that’s got a great esprit de corps.

We’re getting a lot of positive publicity in the marketplace, people are reaching out to us, competitors, friends. It’s helped us on the recruiting side as well.

This was the second most profitable quarter in our Company history, and I don’t want -- I think that’s something that we recognize internally and everybody is excited about as well. And last, this was a good loan growth quarter.

I know we grew 5.10%, but if you take out the dairy loans and the seasonality we grew 2.8% quarter-over-quarter, which is a good run rate for us. That’s about it. Thank you very much for joining us on our call today.

We appreciate your interest and look forward to speaking with you again on our first-quarter 2016 earnings conference call in April. In the meantime feel free to contact me or Rich Thomas, our CFO. Have a great day and thank you for listening.

Operator

We thank you, sir, and the rest of the Management team for your time also today. The conference call has now concluded. At this time you may disconnect your lines. Thank you and have a great day, everyone.

D I S C L A I M E R

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2016, Thomson Reuters. All Rights Reserved.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.